

June 24, 2011

Via E-mail
Dr. Surya N. Mohapatra, Ph.D.,
Chairman, President and Chief Executive Officer
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey 07940

>    **Re:    Quest Diagnostics Incorporated**
>    **Form 10-K for Fiscal Year End December 31, 2010**
>    **Filed February 16, 2011**
>    **Form 10-Q for Quarterly Period Ended March 31, 2011**
>    **Filed May 10, 2011**
>    **File No. 001-12215**

Dear Dr. Mohapatra:

We have reviewed your May 9, 2011 letter and your filings and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Note 15. Commitments and Contingencies, page F-31

1.  We note from your response to comment one of our letter dated April 25, 2011 that settlement discussions related to the MediCal matter evolved rapidly. Please provide us with an analysis of the settlement discussions between December 31, 2010 and May 9, 2011. The analysis should include a timeline of when the discussions took place, the developments that occurred related to each discussion, and an analysis of how the developments impacted your conclusions regarding the likelihood that the loss will be confirmed in the future.

Form 10-Q for the quarter ended March 31, 2011
Note 11. Commitments and Contingencies, page 17

2.  We note in the third paragraph on page 18 that you agreed to provide Medi-Cal with a discount until the end of July 2012.  Please tell us how you are accounting for the discount and the basis for the accounting treatment.  In addition, tell us, and disclose to the extent material, the impact the discount will have to your revenues.

3.  We note in the sixth paragraph on page 18, your disclosure: "If a settlement is not finalized, the eventual losses related to these matters could be materially different than the amount recorded and could be material to the Company's results of operations, cash flows and financial condition in the period that such matters are determined or paid."  Please tell us and disclose in future filings the estimated reasonably possible losses, range of loss, or a statement that such estimate cannot be made.

4.  We note in the fourth paragraph on page 19 your disclosure: "…While the Company believes that at least a reasonably possibility exists that losses may have been incurred, based on the nature and status of the investigations, the losses are either currently not probable or cannot be reasonably estimated." This disclosure infers that some of the matters have reasonably possible losses that can be estimated.   ASC 450 requires a company to disclose the amount or range of reasonably possible loss, as that term is defined.  Please disclose this information, which may be aggregated, in your next Form 10-Q and provide us with your proposed disclosure.

5.  We note in the last paragraph on page 19 that you recorded liabilities for both asserted and incurred but not reported claims alleging negligence or other similar legal claims.  You also disclose that the outcome of the claims may be material to the Company's results of operations or cash flows in the period in which the impact of such claims is determined or paid.  Please tell us and disclose in future filings the estimated reasonably possible losses or range of losses in excess of amounts accrued, or tell us why such disclosure is not necessary.

DEF14A, filed April 5, 2011

Compensation Discussion and Analysis, page 18

6.  Please confirm that in future filings you will provide the disclosure required by Item 407(e)(4) of Regulation S-K.

7.  We note the statements on pages 21 and 23 that you made adjustments to awards for "predefined" items, and that you made the adjustments to exclude "certain unusual or nonrecurring items and to incent management to make decisions that are focused on long-term value creation."  You also provide positive and negative figures in parentheses, some of which are in dollars.  It is unclear what process you used for these adjustments, how they addressed "long-term value creation," what items were taken into account and

to what extent they materially affected the actual awards. Please advise in quantitative and qualitative terms of the significance of the changes that were made to the awards that would have been given prior to the adjustments. Also, please revise future filings to provide further disclosure of your policies and decisions regarding the adjustment of performance measures, clarify the extent to which the exercise of such discretion applies to all or only specified compensation subject to the relevant performance goals, and clarify the factors considered in decisions to increase or decrease compensation materially. See Item 402(b)(2)(vi), (viii) and (ix) of Regulation S-K. Please provide draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director